Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of TAL International Group, Inc. for the registration of  common stock,  preferred stock, warrants and debt securities and to the incorporation by reference therein of our reports dated March 1, 2010, with respect to the consolidated financial statements and schedule of TAL International Group, Inc., and the effectiveness of internal control over financial reporting of TAL International Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

October 27, 2010